Exhibit 1

MEDIA

RELEASE

4 NOVEMBER 2016

RETIREMENT OF ELIZABETH BRYAN

Westpac Chairman Lindsay Maxsted today announced that Elizabeth Bryan has decided to retire from the Board at the conclusion of the 2016 Annual General Meeting on 9 December 2016.

Ms Bryan has been a member of the Westpac Board since November 2006. Most recently, Ms Bryan served as Chairman of the Board Risk & Compliance Committee and as a member of the Board Nominations and Remuneration Committees. She also previously served as Chairman and member of the Board Technology Committee and as a member of the Board Risk Management, Audit, and Sustainability Committees. Ms Bryan was also formerly a Director of Westpac New Zealand Limited, serving as Chairman of its Board Risk Management Committee and a member of its Board Audit Committee.

Mr Maxsted said: “Elizabeth’s deep experience in the governance of Australian companies has made a significant contribution to the success of the Westpac Group. On behalf of the Board, I thank Elizabeth and commend her for her professionalism and commitment throughout her tenure.”

Ms Bryan said: “It has been a privilege to have been on the Westpac Board for the past ten years. I’m very proud to have been able to witness the Group’s growth during this period and wish it every success as it embarks on its 200th year.”

ENDS

For Further Information

Andrew Bowden

Head of Investor Relations

TEL 02 8253 4008

MOB 0438 284 863